UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2023

ANTELOPE ENTERPRISE HOLDINGS LTD.

(Translation of registrant’s name into English)

Room 1802, Block D, Zhonghai International Center,

Hi-Tech Zone, Chengdu, Sichuan Province, PRC

Telephone +86 (28) 8532 4355

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Changes in Company’s Certifying Accountant.

Previous independent registered public accounting firm

On July 27, 2023, the audit committee (the “Audit Committee”) of the board of directors (“Board”) of Antelope Enterprise Holdings Ltd. (the “Company”) approved the dismissal of Centurion ZD CPA & Co. (“CZD”) as the Company’s independent registered public accounting firm, effective immediately. The auditor’s report of CZD on the Company’s consolidated financial statements as of and for either of the past two fiscal years did not contain an adverse opinion or a disclaimer of opinion, and was not qualified or modified as to uncertainty, audit scope or accounting principles.

During the two most recent fiscal years and through the subsequent interim period preceding CZD’s resignation, there were no “disagreements” (as that term is defined in Item 304(a)(1)(iv) of Regulation S-K) between the Company and CZD on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreements, if not resolved to the satisfaction of CZD would have caused CZD to make reference to the subject matter thereof in its reports for such fiscal years and interim period.

During the two most recent fiscal years and through the subsequent interim period preceding the dismissal of CZD, there was none “reportable event” within the meaning of Item 16F(a)(1)(v) of Form 20-F.

We furnished a copy of this disclosure to CZD and have requested that CZD furnish us with a letter addressed to the U.S. Securities and Exchange Commission (the “SEC”) stating whether such firm agrees with the above statements or, if not, stating the respects in which it does not agree. We have received the requested letter from CZD, and a copy of the letter is filed with this Current Report on Form 6-K as Exhibit 16.1.

New independent registered public accounting firm

On July 27, 2023, the Audit Committee approved the engagement of ARK PRO CPA & CO (“ARK”) as the Company’s independent registered public accounting firm to audit the Company’s consolidated financial statements as of and for the fiscal year ended December 31, 2023.

During the two most recent fiscal years and through the subsequent interim period preceding ARK’s engagement, the Company has not consulted with ARK regarding (i) the application of accounting principles to a specified transaction, either completed or proposed; or the type of audit opinion that might be rendered on the Company’s financial statements, and neither a written report was provided to the Company nor oral advice was provided that ARK concluded was an important factor considered by the Company in reaching a decision as to the accounting, auditing or financial reporting issue, or (ii) any matter that was either the subject of a disagreement (as defined in Item 304(a)(1)(iv) of Regulation S-K and the related instructions to Item 304 of Regulation S-K) or a reportable event (as described in Item 304(a)(1)(v) of Regulation S-K).

Exhibit No.	Description

16.1	Letter from Centurion ZD CPA & Co. to the Securities and Exchange Commission

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

ANTELOPE ENTERPRISE HOLDINGS LTD.

By:	/s/ Hen Man Edmund
Hen Man Edmund
Chief Financial Officer

Date: August 1, 2023